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UNITEDSTATES
RITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stern Brothers & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 Maryland Avenue, Suite 800
(No. and Street)

St. Louis (City) MO. (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Miriani, CFO 314-727-5519
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
107

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

10 West Broad Street, Suite 1700, Columbus, OH 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12

OATH OR AFFIRMATION

I, Peggy P. Finn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stern Brothers & Co., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chairman

Title

Notary Public

ADRIENNE L. CRENSHAW
My Commission Expires
June 10, 2012
St. Louis City
Commission #08380835

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stern Brothers & Co.

Statement of Financial Condition
December 31, 2009
Available for Public Inspection

Stern Brothers & Co.
Index
December 31, 2009

Page(s)

Crowe Horwath

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Auditors

To the Board of Directors and Stockholders of
Stern Brothers & Co.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Stern Brothers & Co. (the "Company") as of December 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Stern Brothers & Co. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
February 24, 2010

Stern Brothers & Co.
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 309,049
Securities owned, at fair value	765,450
Receivable from clearing broker	5,600,866
Other receivables	630,748
Accrued interest receivable from securities	8,879
Deposit with clearing broker	300,000
Prepaid expenses and other assets	170,135
Deferred income taxes	6,897
Property and equipment, net	162,352
Total assets	$ 7,954,376
Liabilities and Stockholder's Equity	
Liabilities	
Payable to clearing broker	$ 792,573
Accounts payable	88,858
Accrued liabilities	1,110,105
Accrued interest payable	11,954
Income tax payable	32,096
Deferred rent	56,975
Note payable	666,667
Total liabilities	2,759,228
Commitments and contingent liabilities (Note 8)	
Stockholders' equity	
Common stock, $0.001 par value; 10,000,000 shares authorized, 3,508,675 shares issued	3,509
Additional paid-in capital	3,109,505
Retained earnings	2,292,689
Treasury stock, at cost, 100,768 shares	(210,555)
Total stockholders' equity	5,195,148
Total liabilities and stockholders' equity	$ 7,954,376

The accompanying notes are an integral part of these financial statements.

1. Corporate Operation

Stern Brothers & Co. (the "Company") is a registered securities broker/dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The predominant business of the Company is underwriting bond offerings for municipalities. The Company's customer base is located primarily in the Midwest. Securities traded for its own account consist primarily of tax-exempt obligations.

The Company has entered into agreements (the "Agreements") with two unrelated brokers/dealers to process and clear all of the Company's securities transactions. Substantially, all of the Company's investments are held by the brokers/dealers to facilitate the Company's trading activities. Although there are a number of unrelated broker/dealer entities which could provide comparable services to the Company on terms generally equivalent to the Agreements, a change in the clearing relationships could cause the Company to experience delays in purchases or sales of its investments.

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies used in the preparation of these financial statements:

A. Securities owned are carried at fair value. These securities consist primarily of corporate, state and municipal bonds.

B. Proprietary securities transactions are recorded on the trade date, as if they had settled.

C. Prepaid expenses and others assets include rental deposits, purchased tax credits recorded at cost and other prepaid expenses.

D. Property and equipment are recorded at cost. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization is removed from the accounts.

E. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2009. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The impact of adoption was not material.

F. Treasury stock is accounted for using the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. When treasury stock is reissued, the FIFO method is used.

G. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. The Company has evaluated subsequent events for recognition and disclosure through February 24, 2010, which is the date of the financial statements were issued.

I. In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards Codification TM (The Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009.

J. In August 2009, the FASB amended existing guidance for the fair value measurement of liabilities by clarifying that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or that is consistent with existing fair value guidance. The amendments in this guidance also clarify that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance was effective for the first reporting period beginning after issuance. The impact of adoption was not material.

3. Other Receivables

Other receivables at December 31, 2009 consist of the following:

Remarketing fees receivable	$ 568,106
Financial advisory fees and other receivables	32,234
Related party receivables	30,408
	$ 630,748

4. Borrowings

Bank borrowings

The Company maintains a credit facility with U.S. Bank. The facility permits the Company to borrow amounts up to $10 million, subject to loan advance calculations based on the amount of securities pledged as collateral. The interest rate on borrowings under this credit facility is determined at the time of each advance. This credit facility expires on March 31, 2010 and is collateralized by any securities pledged to the bank, all amounts on deposit at the bank, and any other property to which the Company provides the bank a security interest. There were no borrowings outstanding on this credit facility at December 31, 2009.

The Company maintains a credit facility with Commerce Bank. The facility permits the Company to borrow amounts up to $15 million, subject to loan advance calculations based on the amount of securities pledged as collateral. The interest rate on borrowings under this credit facility is a fluctuating rate equal to 200 basis points plus the bank's prime rate, which was 3.25 percent at December 31, 2009. This credit facility expires on June 24, 2010 and is collateralized by any securities pledged to the bank, all amounts on deposit at the bank, and any other property to which the Company provides the bank a security interest. There were no borrowings outstanding on this credit facility at December 31, 2009.

The Company maintains two credit facilities with Parkside Financial Bank & Trust. The first facility is unsecured and permits the Company to draw on the credit facility in amounts up to $500,000. The interest rate on borrowings under this credit facility is a fluctuating rate equal to 50 basis points plus the bank's prime rate, which was 3.25 percent at December 31, 2009. There were no outstanding borrowings under this credit facility at December 31, 2009. Under the second facility, the Company may borrow up to $1,000,000 less any amount outstanding the first credit facility, subject to loan advance calculations based on cash deposits made at the bank. This credit facility is collateralized by cash on deposit with the bank. These credit facilities expire on November 15, 2010 and contain customary representations and warranties, covenants, and events of default. The Company believes that circumstances that might give rise to breach of these covenants or an event or default as specified in the credit facilities are remote. There were no outstanding borrowings under these credit facilities at December 31, 2009.

Clearing broker borrowings

The Company maintains its proprietary trading accounts with its clearing brokers. These accounts hold the Company's securities inventory and are collateralized by deposits totaling $300,000, and all the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the clearing agreements. The accounts bear interest at either 50 basis points below the agent's margin rate of interest, which was 4.59 percent at December 31, 2009, or at 75 basis points plus the agent's cost of funds, which was 1.61 percent at December 31, 2009. The Company does not pay cash for these amounts as they are netted against revenues owed to the Company from the clearing brokers. There was $759,504 of investments in the accounts and $33,069 of related payables outstanding under these agreements at December 31, 2009.

Other borrowings

During the year ended December 31, 2008, the Company issued a note payable in the amount of $1,000,000 related to the purchase of the Company's common shares. The interest rate on the note is a fluctuating rate equal to 100 basis points plus the Prime Rate, which was 3.25 percent at December 31, 2009. The note's principal is payable in three equal, annual payments. Principal and interest outstanding on the note was $678,621 at December 31, 2009.

5. Income Taxes

At December 31, 2009, the Company had no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.

The Company is no longer subject to examination by federal and state taxing authorities for years prior to 2006.

The components of the deferred income taxes as of December 31, 2009 are as follows:

Deferred income tax asset:	
Net operating loss	$ 12,885
Deferred rent	21,081
Accrued liabilities to related parties	6,136
	40,102
Deferred income tax liability:	
Accumulated depreciation	33,205
Net deferred income tax asset	$ 6,897

The net operating loss deferred income tax asset expires in the year 2028.

6. Property and Equipment

The major components of property and equipment at December 31, 2009 are as follows:

		Estimated Useful Life
Furniture and fixtures	$ 224,352	7 years
Office equipment	312,857	3-5 years
Leasehold improvements	51,832	Life of lease
	589,041	
Less accumulated depreciation and amortization	(426,689)	
Property and equipment, net	$ 162,352	

7. Commitments and Contingent Liabilities

The Company is a party to operating lease agreements for the rental of office space that expire in various years. Rent expense is recognized on a straight-line basis over the life of the lease rather than in accordance with the actual lease payments. Deferred rent represents the adjustments to future rents as a result of using the straight-line method.

At December 31, 2009, future minimum lease payments under the operating leases are approximately as follows:

Year ending December 31,	
2010	313,000
2011	239,000
2012	175,000
2013	178,000
2014	120,000
	$ 1,025,000

In the normal course of its business, the Company is contingently liable to its clearing brokers/dealers for margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer. Based on historical experience, the Company believes that it is unlikely it will have any payments related to these items and accordingly has not recorded any obligation in its financial statements related to these items.

8. Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and the ratio of aggregate indebtedness to net capital shall not exceed fifteen to one. Under this rule, if an owner contributes capital to a broker-dealer with the understanding that the contribution can be withdrawn at the option of the individual investor, the contribution may not be included in the broker-dealer's net capital computation and must be re-characterized as a liability for net capital purposes. As of December 31, 2009, the Company has $540,867 of such capital. At December 31, 2009, the Company had net capital and minimum net capital required of $3,653,602 and $165,574, respectively. The Company's percentage of aggregate indebtedness to net capital was 67.98 percent at December 31, 2009. The Company claims exemption from certain requirements of Rule 15c3-3 pursuant to section (k)(2)(ii). All customer transactions are cleared through broker-dealers on a fully disclosed basis and the Company does not hold funds for the account of its customers.

9. Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit Risk

The clearing and depository operations for the Company's securities transactions are performed by its clearing brokers pursuant to clearance agreements. At December 31, 2009, all of the securities owned, which are presented on the accompanying Statement of Financial Condition, are positions with and amounts due principally from the clearing brokers, who are members of a nationally recognized exchange. The Company also maintains a $300,000 deposit with its clearing brokers and has a receivable of $5,600,866 as of December 31, 2009. The Company consistently monitors the credit worthiness of the clearing brokers to mitigate the Company's exposure to credit risk. At December 31, 2009, the Company has cash of approximately $205,282 and $96,687 deposited at Parkside Financial Bank and Trust and U.S. Bank.

10. Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities owned: The fair values of securities owned are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.
Securities owned measured at fair value on a recurring basis are summarized below:

Financial Assets	Carrying value at 12/31/2009	Quote prices in active markets for identical assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
State/political subdivisions	739,754	0	739,754	0
Corporate bonds	19,750	0	19,750	0
Equity securities	5,946	5,946	0	0
Total securities owned	765,450	5,946	759,504	0

Current assets, exclusive of securities owned, are carried at book value, which approximates their fair value, and liabilities are carried at amounts approximating fair value based on their relatively short due dates.

11. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of financial condition, operations and stockholder's equity. The risk of loss on unsettled transactions relates to customers' and other counterparties' inability to fulfill their contracted obligations.